June 8, 2016

VIA EDGAR U.S. Securities and Exchange Commission John Ganley, Esq. Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Gladstone Investment Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
File No. 333-204996

Dear Mr. Ganley:

Gladstone Investment Corporation (the “Company”) filed its Post-Effective Amendment No. 1 to its Registration Statement on Form N-2, File No. 333-204996 (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR on June 8, 2016. The Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, including in concurrent, separate offerings, of up to $300,000,000 worth of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock, or debt securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review, as it has provided for post-effective amendments to registration statements on Form N-2 in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement, filed on July 28, 2015 that was declared effective on July 29, 2015 (the “Pre-Effective Amendment No. 1”). The Registration Statement has been updated primarily to include the audited financial statements for the year ended March 31, 2016, and related financial information and data for the year ended March 31, 2016, including updating or revising disclosure on the Company’s portfolio investments, Fees and Expenses Table, Related Party Transactions and also updates as much other information as was practicable to a more recent date. Much of the updated information and disclosures included in the Registration Statement has already been included in filings made pursuant to the Securities Exchange Act of 1934 filed since Pre-Effective Amendment No. 1.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (703) 287-5912 or contact our outside counsel, Lori Morgan with Bass, Berry & Sims PLC at (615) 742-6280 or via email at lmorgan@bassberry.com.

Sincerely,

GLADSTONE INVESTMENT CORPORATION

/s/ Julia Ryan

Julia Ryan

Chief Financial Officer and Treasurer